Exhibit 12.1

Smithfield Foods, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(Dollars in millions)

				Historical			Pro Forma
	April 27, 2008	May 3, 2009		May 2, 2010	May 1, 2011	April 29, 2012	April 29, 2012
Earnings:
Income (loss) from continuing operations before income taxes	212.0	(382.2)		(214.6)	757.1	533.7	531.6
Adjustments:
(Income) loss from equity method investments	—	—		(38.6)	(50.1)	9.9	9.9
Distributed income of equity investees	—	—		23.7	5.1	6.9	6.9
Fixed charges	208.1	238.6		282.8	259.5	192.2	190.1

Earnings as Adjusted	420.1	(143.6)		53.3	971.6	742.7	738.5

Fixed Charges:
Interest expense	184.8	221.8		266.4	245.4	176.7	174.6
Interest factor of rentals	23.3	16.8		16.4	14.1	15.5	15.5

Fixed Charges	208.1	238.6		282.8	259.5	192.2	190.1

Ratio of Earnings to Fixed Charges	2.0x	(0.6	)x	0.2x	3.7x	3.9x	3.9x